Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-158391

April 3, 2009

Frontier Communications Corporation

Pricing Term Sheet

Issuer:	Frontier Communications Corporation
Security:	Senior Notes due 2014
Size:	$600,000,000
Maturity:	May 1, 2014
Coupon:	8.25%
Price:	91.805% of aggregate principal amount
Yield to maturity:	10.375%
Spread to Benchmark Treasury:	+858 basis points
Benchmark Treasury:	4.75% due May 15, 2014
Benchmark Treasury Yield:	1.800%
Interest Payment Dates:	May 1 and November 1, commencing May 1, 2009
Make-whole call:	At any time at a discount rate of Treasury plus 50 basis points
Settlement:	T+4; April 9, 2009
CUSIP:	35906AAA6
Ratings:	Ba2/BB
Underwriting discount:	2%
Proceeds to Frontier (before expenses):	$538,830,000

Disclosures set forth throughout the preliminary prospectus supplement are updated to reflect the increase in the size of the offering from an aggregate principal amount of Senior Notes of $300,000,000 to $600,000,000. As a result of the upsize, the as adjusted cash and cash equivalents will be $701.6 million and total long-term borrowings will be $5,321.7 million.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the related prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities Inc. toll-free at 1-800-245-8812.